AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED BYLAWS

OF

SHARPER IMAGE CORPORATION

as of June 27, 2007

Article 3.02 of the Amended and Restated Bylaws of the Sharper Image Corporation dated October 12, 2006, as amended by Amendment No. 1 to thereto dated as of March 23, 2007, shall be amended as follows:

Section 3.02 Number, Election and Term Of Office. The Board of Directors shall consist of not less than five nor more than eleven directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. The Board may from time to time elect one director to serve as the Chairman of the Board, to have the powers specified in these bylaws. Except as otherwise provided in the certificate of incorporation, each director shall hold office until his or her successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.